Mail Stop 3561

      August 17, 2005

Amy Trombly
1163 Walnut Street, Suite 7
Newton, MA 02461

	RE:	Jane Butel Corporation
      Preliminary Information Statement on Schedule 14C
		Filed August 1, 2005
		File No. 0-50104

Dear Ms. Trombly:

      We have reviewed your filing and have the following comments.
We have limited our review to your compliance with the requirements of Schedule 14C. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your information statement to provide the disclosure required by Schedule 14C and Schedule 14A, to the extent applicable.
For example, with regard to Item 1 and its reference to Schedule
14A
requirements, it appears the information statement should contain the information set forth in Item 6 of Schedule 14A.
2. According to the various Forms 8-K filed by Jane Butel Corporation, the company recently sold substantially all of its assets to Mrs. Jane Butel, went through two changes in control, and completed a reverse stock split. In your response letter, please explain why, under applicable state law, the company was not required to obtain shareholder approval for each of these matters.






*	*	*	*

      Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag
"CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C and Rule 310 of Regulation S-T.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366
or me at (202) 551-3810 with any other questions.


								Sincerely,


								/s/ Michele M. Anderson
								Michele M. Anderson
								Legal Branch Chief



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Amy Trombly
August 17, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE